**MAIL STOP 3561**

October 29, 2007

Mr. Shiming Wang, Chief Executive Officer
Shiming U.S., Inc.
12/F, Shanxi Zhengquan Building
Gaoxin 2<sup>nd</sup> Road
Xian, Shanxi Province, China

   **Re:**  **Shiming U.S., Inc.**
       **Form 10-KSB for Fiscal Year Ended December 31, 2006**
       **Filed April 17, 2007**
       **File No. 0-32541**

Dear Mr. Wang:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Company Overview and History, page 5

1.   Please reconcile your disclosures regarding the number of shares issued by Argenta Systems, Inc. to acquire Shiming (Cayman) Ltd. In your description of the Company Overview and History, you disclose that 57,693,834 shares were

issued, while on page 16 and elsewhere in the document the amount shown is 57,666,834 shares.  Please revise your disclosures accordingly.

Management's Discussion and Analysis or Plan of Operation, page 16

2.      We note your disclosure on page 17 that Shiming Cayman, through its VIE, Shiming Management, engages in research, development, production, marketing and sales of bio-pharmaceutical and veterinary products in the People's Republic of China.  Please tell us whether you derive any of your revenues from these activities and how you considered SFAS 131 with regard to the disclosure of business segments.  Revise your disclosures as appropriate.

Consolidated Statement of Operations, page F-4

3.      We note that the weighted average number of common shares used to calculate earnings per share for each period appears to be inconsistent with your accounting treatment for the merger as the reverse acquisition of a private operating company by a public shell company.  In a reverse merger recapitalization, the shares used in the calculation of historical net income or loss per share of the operating company for periods prior to the merger are retroactively restated to give effect to the merger exchange ratio.  Accordingly, it would appear that 57.7 million shares should be used for the calculation of earnings per share for the year ended December 31, 2005, and that the calculation for the year ended December 31, 2006 should include these shares, along with a weighted portion of the 9.0 million shares that are deemed to be issued by the operating company in exchange for the net monetary assets of the public shell company.  Please revise the financial statements accordingly.

Statement of Cash Flows, page F-5

4.      We note that purchases of short-term investments are included as a component of financing activities, rather than as a component of investing activities as required by paragraph 17 of SFAS 95.  In addition, please tell us why you believe that net reporting of the purchases and maturities/sales of these investments is appropriate under SFAS 95.  Revise your disclosures as appropriate.

5.      We note your disclosure of an intangible asset write-off of $953,919 during the year ended December 31, 2005.  Please tell us how you determined that the impairment charge should be recorded during this period, and revise the financial statements to provide all of the disclosures required by paragraph 46 of SFAS 142.  Also, please revise your disclosures in MD&A to discuss the circumstances surrounding the impairment charge.

Consolidated Statements of Changes in Stockholders' Deficit, page F-6

6.    We note that your disclosure reflects an increase to stockholders' equity of $23.9 million, and reflects the historical equity accounts of the public shell rather than the operating company.  Note that in a reverse merger recapitalization, the financial statements are those of the operating company since inception, with certain equity accounts (i.e. -  common stock and additional paid-in-capital) retroactively restated to reflect the capital structure of the combined company.  The recapitalization is treated for accounting purposes as the issuance of stock by the operating company to acquire the net monetary assets of the public shell.  We note that prior to the reverse merger, Argenta Systems had negative net monetary assets.  Accordingly, it would appear that the reverse merger would have resulted in a decrease to total stockholders' equity rather than a significant increase.  Please revise the financial statements accordingly, and disclose the material terms of the reverse merger in the footnotes to the financial statements.  We may have additional comments after reviewing your response.

Summary of Significant Accounting Policies, page F-7

7.    Please expand your disclosure regarding revenue recognition to describe your customary terms of sales, performance obligations, significant assumptions and how the net revenue amounts are calculated.  Explain your policies with respect to any deferred revenue, sales returns, discounts, rebates and sales incentives.  We note your disclosure on page 11 that you sell products to a number of distributors and resellers.  If you recognize revenue upon shipment to these distributors and resellers, please tell us why you believe that such treatment is appropriate to the extent that return rights exist, and revise your disclosures as appropriate.

8.    We note that you sell manufactured products, but it appears that no inventory is recorded on the balance sheet.  Please explain how your manufacturing process does not require inventory, and revise your disclosures as appropriate.

Item 8A – Controls and Procedures, page 34

9.    To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the effects of any revisions on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.

Exchange Act Reports

10.     To the extent that the financial statements are revised in response to the comments above, please tell us how you evaluated the disclosure requirements of SFAS 154 and Item 4.02 of Form 8-K.  Please also consider the effect of any revisions on your Forms 10-QSB for the periods ended March 31 and June 30, 2007.


        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joshua Thomas, Staff Accountant, at (202) 551-3832 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.  Please contact me with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services

cc:    Edgar D. Park, Esq.
       Via Fax to (310) 208-1154